

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Gerald Laderman
Executive Vice President and Chief Financial Officer
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, IL 60606

> **Re: United Airlines Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **File No. 001-06033**

Dear Gerald Laderman:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation